FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          For the month of August 2007

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On August 10, 2007, Tower Semiconductor Announces it will hold its quarterly conference call to discuss second quarter 2007 results on Wednesday, August 15, 2007, attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.


Date: August 10, 2007                                By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

            TOWER SEMICONDUCTOR ANNOUNCES SECOND QUARTER 2007 RESULTS
                                CONFERENCE CALL

Migdal Haemek, Israel - August 10, 2007 - Tower Semiconductor (Nasdaq: TSEM,
TASE: TSEM), a pure-play independent specialty foundry, will hold its quarterly conference call to discuss second quarter 2007 results on Wednesday, August 15, 2007, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 17:00 Israel Time).

Tower Semiconductor will issue the second quarter of 2007 earnings release on Wednesday, August 15th, 2007.

This call is being webcast by Thomson/CCBN and can be accessed at Tower's Web site at www.towersemi.com, or you can call in the U.S. and in Israel to participate in the conference by calling a domestic number:

     1-888-668-9141 (U.S. Toll-Free)
     03-918-0687 (Israel)
     +972-3-918-0687 (International)

The webcast is also being distributed through the Thomson StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com, Thomson/CCBN's individual investor portal, powered by StreetEvents. Institutional investors can access the call via Thomson's password-protected event management site, StreetEvents
(www.streetevents.com).

The teleconference will be available for replay for 90 days.

ABOUT TOWER SEMICONDUCTOR LTD.
Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal & RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process standard and specialized technologies from 1.0 to 0.35 micron and Fab 2 features standard and specialized technologies of 0.18, 0.16 and 0.13-micron. Tower's Web site is located at http://www.towersemi.com/.

CONTACT INFORMATION:

     Tower Semiconductor
     Noit Levi, +972 4 604 7066
     noitle@towersemi.com

or:

    Shelton Group
    Melissa Conger, (972) 239-5119 ext. 137
    mconger@sheltongroup.com